Exhibit 99.1

Baja Mining Corp.

Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars)

Baja Mining Corp.

Interim Consolidated Balance Sheets - Unaudited

As at June 30, 2009 and December 31, 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Jun. 30,	Dec. 31,
	2009	2008
Assets

Current assets

Cash and cash equivalents	37,654	59,235
Short term deposits (note 3)	654	1,000
Amounts receivable	1,624	3,337
Deposits and prepaid expenses	1,217	5,742
	41,149	69,314

Mineral properties (note 4)	143,350	126,362
Property, plant and equipment (note 5)	2,602	2,709

	187,101	198,385

Liabilities

Current liabilities

Accounts payable and accrued liabilities	4,549	12,032
Current portion of environmental liabilities (note 7)	827	1,036
	5,376	13,068

Refundable deposit liability (note 6)	10,618	10,904
Environmental liabilities (note 7)	540	872
Loans from non-controlling interest (note 8)	37,960	39,354

	54,494	64,198
Shareholders’ Equity

Share capital (note 9)	109,622	109,611
Share purchase warrants (note 9(c))	16,077	16,077
Contributed surplus (note 9(f))	91,256	89,349
Deficit	(84,348)	(80,850)

	132,607	134,187

	187,101	198,385
Commitments (note 12)
Subsequent event (note 15)

On behalf of the Board
/s/ C. Thomas Ogryzlo	Director	/s/ Robert Mouat	Director
See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Interim Consolidated Statement of Operations, Comprehensive Loss and Deficit- Unaudited

For the three and six-month periods ended June 30, 2009 and 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Expenses

Amortization and accretion	192	24	392	51
General and administration	186	350	370	641
Management and directors fees (note 10)	45	55	101	112
Professional and consulting fees	133	133	345	290
Research	94	12	127	12
Shareholders information	121	247	299	393
Stock-based compensation (note 9 (e))	883	133	1,048	172
Wages and subcontract	734	338	945	558

Loss before other items	(2,388)	(1,292)	(3,627)	(2,229)
Foreign exchange gain (loss)	444	(24)	726	(47)
Gain on disposition of property, plant and equipment	-	-	-	307
Finance and development costs expensed	-	-	(785)	-
Interest income and other	75	143	188	424

Loss and comprehensive loss for the period	(1,869)	(1,173)	(3,498)	(1,545)

Deficit – Beginning of period	(82,479)	(78,928)	(80,850)	(78,556)

Deficit – End of period	(84,348)	(80,101)	(84,348)	(80,101)

Basic and diluted loss per share for the period	(0.01)	(0.01)	(0.02)	(0.01)

Weighted average number of shares outstanding	143,075,985	142,536,606	143,070,193	141,155,526

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.

Interim Consolidated Statement of Changes in Shareholders' Equity - Unaudited

For the six-month period ended June 30, 2009 and year ended December 31, 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Jun. 30,	Dec. 31,
	2009	2008

Share capital
Balance – beginning of period	109,611	105,841
Shares issued on exercise of warrants	-	2,450
Fair value of warrants exercised	-	1,122
Shares issued on exercise of stock options	7	116
Fair value of stock options exercised	4	82

Balance – end of period	109,622	109,611

Share purchase warrants
Balance – beginning of period	16,077	17,199
Fair value of special warrants	-	(1,122)

Balance – end of period	16,077	16,077

Contributed Surplus
Balance – beginning of period	89,349	6,745
Fair value of stock options granted	1,911	1,542
Fair value of stock options exercised	(4)	(82)
Contribution relating to funding of mineral property costs	-	69,380
Contribution relating to refundable deposit liability	-	1,387
Contribution relating to loans from non-controlling interest	-	10,377

Balance – end of period	91,256	89,349

Deficit
Balance – beginning of period	(80,850)	(78,557)
Loss for the period	(3,498)	(2,293)

Balance – end of period	(84,348)	(80,850)

Total Shareholders’ Equity	132,607	134,187

Baja Mining Corp.

Interim Consolidated Statement of Cash flows- Unaudited

For the three and six-month periods ended June 30, 2009 and 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	Three months ended June 30,		Six months ended June 30,

	2009	2008	2009	2008

Cash flows from operating activities
Loss for the period	(1,869)	(1,173)	(3,498)	(1,545)
Items not affecting cash
Amortization	60	24	120	51
Accretion of refundable deposit liability	123	-	254	-
Accretion of asset retirement obligation	9	-	18	-
Gain on disposition of property, plant and equipment	-	-	-	(307)
Stock-based compensation expense	883	133	1,048	172
Finance and development costs expensed	-	-	785	-
Unrealized foreign exchange (gain) loss	(4,185)	(7)	(2,969)	21
	(4,979)	(1,023)	(4,242)	(1,608)

Net changes in working capital balances
Amounts receivables	1,300	184	1,713	11
Deposits and prepaids	108	(118)	(697)	(1,010)
Accounts payable and accrued liabilities	1,987	(1,494)	1,343	(1,642)
Special warrants liability payment	-	-	(406)	-

	(1,584)	(2,451)	(2,289)	(4,249)

Cash flows from investing activities
Redemption of short term deposits	346	15,349	346	30,005
Mineral properties and related deferred costs, net	(10,110)	(17,081)	(20,127)	(28,498)
Disposition of property, plant and equipment	-	-	-	350
Acquisition of property, plant and equipment	(94)	(451)	(197)	(572)
Reclamation activities undertaken in the period	(166)	-	(165)	-

	(10,024)	(2,183)	(20,143)	1,285

Cash flows from financing activities
Net proceeds from issuance of common shares	7	534	7	2,539
Loan from non-controlling interest	844	-	844	-

	851	534	851	2,539

Decrease in cash and cash equivalents	(10,757)	(4,100)	(21,581)	(425)

Cash and cash equivalents - Beginning of period	48,411	4,718	59,235	1,043

Cash and cash equivalents - End of period	37,654	618	37,654	618

Supplemental cash flow information (note 13)

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Nature and continuance of operations

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico.  The Company is a reporting issuer in British Columbia and began trading on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd. “Mintec”) through a reverse takeover.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”), prepared by Bateman Engineering Inc. (“Bateman”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium, whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to a Korean Consortium.  In exchange the Company obtained cash proceeds of $91,538 and other contingent consideration, thus securing a portion of the funding required for the Boleo Project capital costs (notes 6 and 8).

On October 29, 2008, the Company elected to slow down the development and delay construction of the Boleo Project as a result of the impact of the current global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets.

In April 2009 the Company appointed ICA Fluor on the revised scope of work tender for an Engineering, Procurement and Construction Management (“EPCM”) contract basis for the Boleo Project. The first phase of ICA Fluor’s scope includes an open book capital cost estimate and a revised project construction schedule.

The recoverability of the Company’s investment in its mineral properties is dependent upon the Company’s ability to complete sufficient debt financing, equity financing and the ability to generate profitable operations in the future (see note 14).

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

2

Summary of significant accounting policies

Basis of presentation

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles for interim reporting and do not include all the disclosures included in the Company’s annual consolidated financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Mintec Processing Ltd. and its wholly owned subsidiary, Invebaja, SA de CV and its 70% owned subsidiaries Desarrolloas y Servicios Costeos, SA de CV, Servicios y Desarrollos Meseta Central, SA de CV and MMB, which holds the mineral property rights to the Boleo Project. All significant inter-company transactions and balances have been eliminated.

Accordingly, the accounting policies followed by the Company are set out in Note 2 of the audited consolidated financial statements for the year ended December 31, 2008, and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA standards:

i)

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures During the Pre-operating Period”. The new Section also caused amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and CICA Section 1000, “Financial Statement Concepts.” The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated.  The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

It was determined that the adoption of this standard did not have a material impact on the consolidated financial statements of the Company.

ii)

Emerging Issues Committee Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” was adopted effective January 20, 2009. The EIC determines that counterparty credit risk and an entity`s own credit risk should be taken into account in estimating the fair value of financial assets and liabilities, including derivatives. It was determined that this Abstract did not have a material impact on the consolidated financial statements of the Company, as the previously recognized fair values of financial assets and liabilities reflected an appropriate measure of the parties’ credit risk.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Summary of significant accounting policies (continued)

iii)

Emerging Issues Committee Abstract EIC 174, “Impairment Testing of Mineral Exploration Properties” was adopted effective February 28, 2009. The EIC provides guidance on the appropriateness of capitalizing exploration costs prior to establishing mineral reserves and also provides additional guidance to evaluating capitalized exploration costs for possible impairment. The adoption of this Abstract did not have any impact on the Company`s consolidated financial statements since it is the Company’s accounting policy to expense exploration costs incurred on any properties in the pre-feasibility stage.

Comparative figures

Certain of the comparative figures have been reclassified to conform with the financial statement presentation adopted for the current year.

Short term deposits

The Company has invested in one year guaranteed term deposits with its Canadian bank at fixed interest rates established at the time of investment.  All deposits mature within one year of June 30, 2009.

Mineral properties

Boleo Project details, acquisition and deferred costs from June 1, 2007 are as follows:

	Jun. 30,	Dec. 31,
	2009	2008

Land	735	735
Mining concessions	225	166
Deferred development costs
Stock based compensation	1,789	926
Accretion of special warrant liability	236	186
Accretion of loans from non-controlling interest	293	139
Amortization	449	264
Asset retirement obligation capitalized	832	832
Engineering	33,621	30,807
Site work	32,335	31,304
Construction in progress – Acid plant	17,277	13,162
Construction in progress – Equipment	34,341	31,530
Construction in progress – Other	4,317	1,804
Salary, consulting, financing and other costs	16,900	14,507

Total at cost	143,350	126,362

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Property, plant and equipment

			Jun. 30,
			2009

		Accumulated
	Cost	amortization	Net

Computer equipment and software	584	(467)	117
Leasehold improvements	149	(100)	49
Machinery and equipment	1,313	(295)	1,018
Mining equipment	86	(86)	-
Office equipment and furniture	224	(125)	99
Transportation equipment	957	(222)	735
Buildings	655	(71)	584

	3,968	(1,366)	2,602

			Dec. 31,
			2008

		Accumulated
	Cost	amortization	Net

Computer equipment and software	566	(381)	185
Leasehold improvements	149	(85)	64
Machinery and equipment	1,313	(233)	1,080
Mining equipment	86	(86)	-
Office equipment and furniture	224	(107)	117
Transportation equipment	877	(115)	762
Buildings	556	(55)	501

	3,771	(1,062)	2,709

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Refundable deposit liability

Included in the cash proceeds received from the transaction with the Korean Consortium (notes 1 and 8), is a refundable deposit liability of US$10,000, which is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese.  This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

	Face value	Amount	Amount
		recognized	recognized
	US$	US$	Cdn$

Balance - December 31, 2008	10,000	8,923	10,904
Accretion of discounted liability for the period	-	211	254
Unrealized foreign exchange gain for the period	-	-	(540)

Balance – June 30, 2009	10,000	9,134	10,618

At June 30, 2009, the Company estimated the fair value of the refundable deposit liability at $9,355 (face value of US$10,000) based on an estimated discount rate of  12% applied through the remaining 23 months to May 30, 2011. The discount rate was estimated by management taking into account:

•

an element of the cost of borrowing;

•

the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the refundable deposit liability as viewed at June 30, 2009, considering that the liability is unsecured;

•

the credit risk of MMB and the Korean Consortium respectively.

 The exchange rate applied in the valuation at June 30, 2009 was US$0.8602/$1.00.

7

Environmental liabilities

	Jun. 30,	Dec. 31,
	2009	2008

Special warrants liability (note 7 (a))	680	1,074
Asset retirement obligation (note 7 (b))	687	834
	1,367	1,908
Less – current portion	(827)	(1,036)

Long-term balance	540	872

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Environmental liabilities (continued)

a)

Special warrants liability

On February 4, 2009, the Company made the first of three payments of US$333 to the Commission of Natural Protected Areas (CONANP), Bank Monex and Ecobanca.

	Amount	Discounted	Discounted
	US$	US$	Cdn$

Balance – December 31, 2008	1,000	877	1,074

Accretion of discounted liability for the period	-	41	50
Unrealized foreign exchange gain for the period	-	-	(38)
Less – Repayment	(333)	(333)	(406)

Balance – June 30, 2009	667	585	680
Less – current portion	(333)	(310)	(361)

Long term balance – June 30, 2009	334	275	319

b)

Asset retirement obligation

Balance – December 31, 2008	834
Accretion of discounted liability for the period	18
Reclamation activities undertaken during the period	(165)
Balance – June 30, 2009	687
Less – current portion	(466)
Long term balance – June 30, 2009	221

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

8

Loans from non-controlling interest

As part of the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium has agreed to fund 30% of the historic and future development costs of the project. The Korean Consortium’s funding contributions are repayable by MMB three years after the repayment of any senior debt, which is identical to the terms under which the Company funds the project. These amounts are unsecured and non-interest bearing:

	Face value	Amount	Amount
		recognized	recognized
	US$	US$	Cdn$
Historic Expenditure funding (i)

Balance – December 31, 2008	13,867	3,716	4,542
Accretion of discounted liability for the period	-	128	154
Unrealized foreign exchange gain for the period	-	-	(227)
	13,867	3,844	4,469

Contribution to construction costs (ii)

Balance – December 31, 2008	28,029	28,029	34,812
Additional contribution to construction costs	780	780	844
Unrealized foreign exchange gain for the period	-	-	(2,165)
	28,809	28,809	33,491

Balance – June 30, 2009	42,676	32,653	37,960

(i)

Included in the proceeds from the sale of the 30% interest in MMB, was the Korean Consortium’s historical expenditure funding contribution of US$13,867 which was negotiated as part of the transaction. This transaction was considered to have occurred at arms length and therefore it was recognized at fair value.

(ii)

All contributions subsequently funded by the Korean Consortium, which amounted to US$28,809, were considered to be related party transactions since the Korean Consortium then owns a 30% interest in MMB. Accordingly, these amounts were recognized at face value.

At June 30, 2009, the Company estimated the fair value of loans from non-controlling interest at $4,859 (face value of US$42,676), based on an estimated discount rate of 12% and an estimated period of 20.5 years to repayment. The exchange rate applied in the valuation at June 30, 2009 was US$0.8602/$1.00. The discount rate was estimated by management taking into account:

•

an element of the cost of borrowing;

•

the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at June 30, 2009, considering that the loans are unsecured;

•

the credit risk of MMB and the Korean Consortium respectively.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Loans from non-controlling interest (continued)

The period to repayment was estimated at June 30, 2009, taking into account an estimated date of completing a senior debt financing and the anticipated repayment terms of such senior debt facility.

9

Share capital

a)

Authorized

Unlimited common shares without par value

b)

Details of share capital activity are as follows:

	Shares	Amount

Balance – December 31, 2007	140,698,514	105,841
Shares issued on exercise of warrants	2,035,823	2,450
Fair value of warrants exercised (note 9 (c))	-	1,122
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 9 (f))	-	82
Balance – December 31, 2008	143,064,337	109,611
Shares issued on exercise of stock options	20,000	7
Fair value of options exercised (note 9 (f))	-	4
Balance – June 30, 2009	143,084,337	109,622

c)

Details of share purchase warrant activity are as follows:

	Shares
	purchase
	warrants	Amount

Balance – December 31, 2007	33,033,816	17,199
Fair value of share purchase warrants exercised	(2,035,823)	(1,122)
Balance – December 31, 2008	30,997,993	16,077
Warrants expired during the period	(5,951,015)	-
Balance – June 30, 2009	25,046,978	16,077

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

9

Share capital (continued)

d)

Warrants

During the period ended June 30, 2009, 5,951,015 of the Company’s share purchase warrants expired, while no share purchase warrants were issued or exercised.

The following table summarizes information about share purchase warrants outstanding at June 30, 2009:

	Number of
	warrants	Weighted
	outstanding	average	Weighted
Range of	and	contractual	average
prices	exercisable	life	exercise price
$		(years)	$

0.90 to 0.99	77,187	1.79	0.90
1.00 to 1.49	8,681,791	1.78	1.25
1.50 to 2.50	16,168,000	3.24	2.49
US 5.555	120,000	1.09	US 5.555

	25,046,978	2.72	2.07

e)

Stock options

A summary of the Company’s stock options at June 30, 2009 and the changes during the period are as follows:

		Weighted
		average
	Number of	exercise
	options	price
		$

Balance – December 31, 2008*	12,800,000	0.50

Granted	2,985,000	0.57
Exercised	(20,000)	0.35
Expired	(1,730,000)	0.95
Forfeited	(580,000)	1.40

Balance – June 30, 2009	13,455,000	0.42

* On May 14, 2009, 9,430,000 of the outstanding stock options were re-priced to an exercise price of $0.40 per share. For comparative purposes this change in exercise price has been reflected in the weighted average exercise price.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

9

Share capital (continued)

e) Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2009:

		Weighted	Weighted		Weighted
	Number of	average	average	Number of	average
Range of	outstanding	years to	exercise	exercisable	exercise
prices	options	expiry	price	options	price
$			$		$

0.35 to 0.49	11,170,000	2.82	0.39	8,013,750	0.39
0.50 to 0.99	2,285,000	4.88	0.57	-	-

	13,455,000	3.17	0.42	8,013,750	0.39

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At June 30, 2009, the Company has reserved 14,423,109 common shares under the plan.

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of   every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted or modified during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 2,985,000 five-year stock options to consultants and employees, with a fair value of $819 attributed to these options.  In addition, the Company modified 9,430,000 stock options by re-pricing all outstanding stock options priced above $0.40 to a level of $0.40. The option re-pricing was approved by shareholders at the Annual General Meeting on May 14, 2009.

As a result, the total stock-based compensation recorded during the period on all vesting options was $1,911.  This has been recognized and charged (based upon the work carried out by the employee or consultant) to either administration ($1,048; 2008 - $172) or to mineral properties ($863; 2008 - $257), with the offsetting amount recorded as a credit to contributed surplus.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Share capital (continued)

e)

Stock options (continued)

The fair value of stock options granted during the period was estimated at each measurement date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

2009
Risk-free interest rate	1.49%
Dividend yield	0%
Expected volatility	84.43%
Expected stock option life	3.12 years
Weighted average fair value of stock options granted	$0.27

f)

Contributed surplus

Details are as follows:

Balance – December 31, 2007	6,745

Fair value of options granted	1,542
Fair value of options exercised	(82)
Contribution relating to funding for mineral property costs	69,380
Contribution relating to refundable deposit liability	1,387
Contribution relating to historical expenditure funding contribution	10,377

Balance – December 31, 2008	89,349
Fair value of options granted	1,911
Fair value of options exercised	(4)

Balance – June 30, 2009	91,256

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Related party transactions

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common during the six-month period:

	2009	2008

Directors fees – administration	36	40
Management fees - administration	65	72
Management fees – development costs	219	264
	320	376

The above transactions, as well as the Korean Consortium’s contributions post closing (note 8), occurring in the normal course of operations, are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Segmented information

The Company’s only business activity is the development of mineral properties. This activity is carried out in Mexico.

The breakdown by geographic area for the period ended June 30, 2009 is as follows:

	Canada	Mexico	Consolidated

Capital assets	3,720	142,232	145,952
Current assets	30,830	10,319	41,149
Total assets	34,550	152,551	187,101

The breakdown by geographic region for the year ended Dec. 31, 2008 is as follows:

	Canada	Mexico	Consolidated

Capital assets	5,048	124,023	129,071
Current assets	35,250	34,064	69,314
Total assets	40,298	158,087	198,385

No revenues were earned in either of the geographic areas.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Commitments

a)

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at June 30, 2009 are estimated to be $10,618, the payments for which are expected as follows:

2009	9,859
2010	759

10,618

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at June 30, 2009 amount to:

2009	516
2010	506

1,022

c)

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments are as follows:

2009	52
2010	78

130

d)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	Three months ended June 30,		Six months ended June 30,

	2009	2008	2009	2008

(Decrease) increase in accounts payable and accrued liabilities related to mineral property and deferred development costs)	(3,621)	3,370	(8,826)	3,778
Decrease in deposits and prepaid expenses related to mineral property and deferred development costs	181	-	5,220	-
Increase in accounts payable and accrued liabilities related to property, plant and equipment	-	(349)	-	-
Special warrant accretion included in mineral property and deferred development costs	22	30	50	59
Accretion of historical expenditure funding contribution included in mineral property and deferred development costs	77	-	154	-
Stock-based compensation included in mineral property and deferred development costs	748	131	863	257

Other supplemental information:

Interest received	30	452	85	611
Realized foreign exchange losses	3,741	-	2,243	4

Baja Mining Corp.

Notes to the Interim Consolidated Financial Statements - Unaudited

June 30, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

Measurement uncertainty

During the period, the Company and its financial advisors Endeavour Financial Corporation (“Endeavour”) continued discussions with numerous lending institutions and have now targeted certain national development banks, as the most effective path towards securing a revised financing package.  The Company prepared a revised scope of work for the Project on an EPCM basis and appointed a multi-national engineering firm as EPCM contractor to provide an open book capital cost estimate and a revised project schedule.  Furthermore, the Company and Endeavour completed and updated the project financial model and revised the information memorandum for more detailed discussions with development lending institutions.  However, this information is still subject to finalization, once the updated capital cost estimate and revised project development schedule are completed (which is anticipated in the third quarter of 2009).

Despite the efforts of management and the Company`s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and equity financings and successfully construct and develop the Boleo Project. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the recorded expenses and balance sheet classifications that would be necessary should the material risk related to financing the project prove to be insurmountable. These adjustments could be material.

Subsequent event

Subsequent to the balance sheet date, the Company received and accepted an offer to dispose of certain equipment for proceeds of US$1,750. Although the equipment was originally intended for installation at the Boleo Project, management determined that it no longer met project requirements. The assets were carried at their historical cost of $3,352 and as a result the Company recorded a loss of $1,454 in August 2009.